                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                 AMENDMENT NO. 1
                                  SCHEDULE 13D
                                 (Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)


                                    Marcum Natural Gas Services, Inc.
--------------------------------------------------------------------------------

                                                   (Name of Issuer)

                                                     Common Stock
--------------------------------------------------------------------------------

                                            (Title of Class of Securities)

                                                      566323309
--------------------------------------------------------------------------------

                                                    (CUSIP NUMBER)

                                                  Kenneth B. Funsten
                                                  121 Outrigger Mall
                                               Marina del Rey, CA 90292

                                 (Name, Address and Telephone Number of Person
                             Authorized to Receive Notices and Communications)

                                                  - with copies to -


                                             Michael G. Tannenbaum, Esq.
                               Newman Tannenbaum Helpern Syracuse & Hirschtritt
                                            900 Third Avenue - 13th Floor
                                               New York, New York 10022
                                                    (212) 508-6700

                                                  January 11, 1999
                                            (Date of event which requires
                                              filing of this statement)
                                                 CUSIP No. 566323309

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g) check the following box [ ]

                    Page 1 of 7 Pages

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 ------------------------                             ------------------------
|   CUSIP NO.566323309   |           13D             |  Page 2 of 7           |
 ------------------------                             ------------------------


--------------------------------------------------------------------------------
    1      NAME OF REPORTING PERSONS
           IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

           Kenneth B. Funsten
-------------------------------------------------------------------------------
    2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP     (a)  [ ]
                                                                (b)  [X]
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    3      SEC USE ONLY
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    4      SOURCE OF FUNDS
           PN/00
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    5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
           PURSUANT TO ITEM 2(d) OR 2(e)                             [ ]

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    6      CITIZENSHIP OR PLACE OF ORGANIZATION
           USA
- ------------------------------------------------------------------------------
  NUMBER OF    |  7  |   SOLE VOTING POWER
   SHARES      |     |        463,012 Shares of Common Stock (See Item 5)
BENEFICIALLY   |  8  |   SHARED VOTING POWER
  OWNED BY     |     |        0
   EACH        |  9  |   SOLE DISPOSITIVE POWER
 REPORTING     |     |        463,012 shares of Common Stock (See Item 5)
PERSON WITH    | 10  |   SHARED DISPOSITIVE POWER
               |     |        0
- ------------------------------------------------------------------------------
   11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
          463,012 shares of Common Stock (See Item 5)
- ------------------------------------------------------------------------------
   12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
          CERTAIN SHARES                                          [X]
- ------------------------------------------------------------------------------
   13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

          12.83% of Common Stock (See Item 5)
- ------------------------------------------------------------------------------
   14     TYPE OF REPORTING PERSON
          IN
- ------------------------------------------------------------------------------


                               Page 2 of 7 Pages

CUSIP No. 566323309                                  SCHEDULE 13D


This Amendment No.1 to Schedule 13D is filed to correct certain items contained in the initial Schedule 13D filed by the reporting person on January 11, 1999.

Item 1.  Security and Issuer.

Security Acquired: Common Stock

Issuer:  Marcum Natural Gas Services, Inc. (the "Issuer")
                  1675 Broadway
                  Suite 2150
                  Denver, CO 80202

Item 2.  Identity and Background.

(a) Kenneth B. Funsten

(b) 121 Outrigger Mall
    Marina del Rey, California 90292

(c) President of Funsten Management Asset Management Company, 121 Outrigger Mall, Marina del Rey, California 90292.

(d) During the past five (5) years, Mr. Funsten has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors)

(e) During the past five (5) years, Mr. Funsten has not been a party to any civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which he has been subject to any judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to federal or state securities laws or finding any violation with respect to such laws.

(f) United States of America

Item 3.  Source and Amount of Funds or Other Consideration.

As to shares of the Issuer and the common stock purchase warrants ("Warrants") which Mr. Funsten purchased in December 1998, he purchased such shares and Warrants with his personal funds. Mr. Funsten also acquired Warrants on September 18, 1998, when the Issuer distributed such Warrants as a dividend to its shareholders on September 18, 1998.



                                                 Page 3 of 7 Pages

Item 4   Purpose of Transaction

The purpose of the transactions reported by this Schedule 13D was and is investment in the securities of the Issuer. Mr. Funsten may hold talks and discussions with various parties, including, but not limited to, the Issuer's management, its board of directors and other shareholders on a variety of possible subjects, regarding ways to increase shareholder value. Mr. Funsten, as president and portfolio manager of Funsten Asset Management Company intends to pay close attention to developments at and pertaining to the Issuer, and, subject to market conditions and other factors deemed relevant to him, Mr. Funsten may purchase, directly or indirectly, additional shares of the Issuer's stock or dispose of some or such shares in open-market purchases or privately negotiated transactions. Furthermore, the Issuer may from time to time contact large shareholders with a view towards discussing the acquisition of their shares. Other than as described above, Mr. Funsten does not have current plans or proposals which would result in any of the following:

     a. the acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer;

     b.   an   extraordinary   corporate   transaction,   such   as  a   merger,
          reorganization or liquidation, involving the Issuer or any of its subsidiaries;

     c. a sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries;

     d. any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any vacancies on the board;

     e. any material change in the present capitalization or dividend policy of the Issuer;

     f. any other material change in the Issuer's business or corporate structure;

     g. changes in the Issuer's charter, by-laws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person;

     h. causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an interdealer quotation system of a registered national securities association;

     i. causing a class of securities of the Issuer to become eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or

     j.   any action similar to any of those enumerated above.



                                                 Page 4 of 7 Pages

Item 5.Interest in Securities of the Issuer.

(a) - (b) As a holder of sole voting and investment authority over the shares owned by FamCo Value Income Partners, L.P. and FamCo Offshore, Ltd. and as a holder of the Issuer's shares directly, Mr. Funsten may be deemed, for the purposes of Rule 13d-3 under the Securities and Exchange Act of 1934, as amended, to be the beneficial owner of a total of 372,075 shares and 90,937 Warrants owned by himself and those entities. Based upon the combined ownership of the shares and the Warrants, Mr. Funsten may be deemed to own, in the aggregate, approximately 12.83% (1) of the Issuer's 3,518,231 shares outstanding as of October 31, 1998 (based upon information obtained from the Issuer's latest 10-QSB). Mr. Funsten disclaims any economic interest in the shares as to which Mr. Funsten has no direct or indirect pecuniary interest. An employee of Funsten Asset Management Company ("Management Company") owns an additional 4,100 shares which cannot be sold or further added to without permission by Mr. Funsten by virtue of restrictions that are placed on securities transactions by employees of the Management Company; however, Mr. Funsten has no investment or voting authority over the shares of said employee and Mr. Funsten expressly disclaims beneficial ownership of such shares.

(c) The following presents a list of purchases (including acquisitions by way of distributions) and sales of all shares by Mr. Funsten, FamCo Value Income Partners, L.P. and FamCo Offshore, Ltd. within the last 60 days, including the price per Share and the means by which such purchase or sale was effected.



Identity          Date                      Amount of Securities                Price/Share      Type

Mr. Funsten       11/11/98                  2,500                               $2.5625          Open-market
                                                                                                 purchase
                                                                                                 ("OMP")

Mr. Funsten       11/12/98                  825                                 $2.3125          OMP

Mr. Funsten       12/30/98                  75,300                              $1.41            Negotiated
                                                                                                 Transaction (2)

FamCo Value
Partners, L.P.    12/30/98                  93,500                              $1.41            Negotiated
                                                                                                 Transaction (2)

--------

(1) The percentage was calculated by adding 372,075 shares to 90,937 Warrants and by dividing the sum by the sum of 3,518,231 shares (outstanding) and 90,937 (number of Warrants).

(2) These shares were purchased in a block and allocated to Mr. Funsten and FamCo Value Income Partners, L.P. These transactions were inadvertently reported as open market purchases in the original 13D filed on January 11, 1999.


                                                 Page 5 of 7 Pages

On December 30, 1998, FamCo Value Income Partners, L.P. purchased 23,375 Warrants and Mr. Funsten purchased 18,825 Warrants for various personal accounts at $.20 per Warrant, as part of the same negotiated transaction in which the shares were purchased on that date.

(d) FamCo Value Partners, L.P. has the right to receive dividends from, or proceeds from the sale of the Issuer's shares and its interest relates to more than five percent of the Issuer's common stock.

(e) Not Applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Not Applicable.


Item 7.           Material to be Filed as Exhibits

Not Applicable.

                                                 Page 6 of 7 Pages

Signatures

After reasonable inquiry and to the best of our knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.


Dated:  January 19, 1999



-------------------------------------------------------------------------

Signature


/s/ Kenneth B. Funsten
-------------------------------------------------------------------------

Name/Title


Kenneth B. Funsten


                                                 Page 7 of 7 Pages